SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

BioLineRx Ltd.
 (Translation of Registrant’s name into English)

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

Further to the Registrant's Current Report on Form 6-K dated September 26, 2011 announcing the conveneing of Special General Meetings of its Shareholders and holders of its Series II Options on November 2, 2011, the Registrant wishes to make the following clarification to the Company's shareholders:

Proof of ownership of Series II Option holders who hold Series II Options through members of the Tel-Aviv Stock Exchange, may include a power of attorney provided by the nominee company of the Registrant at the Tel-Aviv Stock Exchange (Hevra Le-Rishumim of Bank Leumi Le-Israel Ltd.).

This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

	By:	/s/ Philip Serlin
Philip Serlin
Chief Financial Officer and Operating Officer
Dated: October 27, 2011